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News Release

RESIN SYSTEMS ANNOUNCES ADDITIONAL EQUITY OFFERING

Edmonton, Alberta, February 9, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a technology company, today announced that it has engaged Kingsdale Capital Markets Inc. (the "Agent") of Toronto, Ontario to act as agent to sell, by way of private placement, up to 2,173,914 units of RSI at a price of $1.15 per unit for total gross proceeds of up to $2.5 million, subject to receipt of all applicable regulatory approvals.  This private placement is separate and in addition to the private placement announced by RSI in its news release dated February 4, 2005.  Each unit of RSI consists of one (1) common share and one half of one (1) common share purchase warrant, each whole warrant entitling the holder thereof to acquire one (1) common share of RSI at a price of $1.65 per share for a period of six months from the closing date of the private placement and at a price of $2.00 per share for a period of 12 months from the closing date of the private placement.

RSI intends to use the proceeds of the proposed offering to fund production equipment to manufacture its RStandard™ modular composite utility poles, the commercialization and further development of its Version® resins and related products, and for general working capital purposes.

In connection with the private placement, RSI will pay the Agent and other arm's length finders a cash fee of up to 7% of the gross proceeds of the private placement and will issue the Agent and other arm's length finders broker warrants in the amount of up to 7% of the number of units of RSI issued pursuant to the private placement.  Each broker warrant will entitle the holder to acquire one (1) unit of RSI at a price of $1.15 per unit for a period of 18 months from the closing date of the private placement.  All securities issuable pursuant to the private placement will be subject to a hold period of four months and one day from the closing date.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

RSI is a composite materials technology company which has commercialized a proprietary RStandard™ modular composite utility pole for sale to transmission and distribution power utility companies.  In addition, RSI, together with strategic partners, is actively engaged in the further development and commercialization of its Version® resins and related products for worldwide use.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.